UNITED STATES SECURITIES AND EXCHANGE COMM[redacted]
Washington, D.C. 20549

02052085

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2002 File No. 0-30952

SAN TELMO ENERGY LTD.
(Formerly San Telmo Resources Ltd.)
(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia CANADA V6C 2B3
(Address of principal executive offices)

1. Annual Information Form for the year ending April 30, 2002
2. Press Release dated June 14, 2002 (1)
3. Press Release dated June 14, 2002 (2)
4. Notice of Annual General Meeting dated July 30, 2002
5. Notice of Name Change and Capital Consolidation dated August 14, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO RESOURCES LTD
(Registrant)

23 August 2002
Dated

Chris Dyakowski, Director

SAN TELMO RESOURCES LTD.

ANNUAL INFORMATION FORM

For Year Ending April 30, 2001

June 4, 2002

ITEM 2: CORPORATE STRUCTURE

Name and Incorporation

San Telmo Resources Ltd. (the "Company") was incorporated under the British Columbia *Company Act* RSBC 1979 as amended on October 7, 1996 under the name 528631 B.C. Ltd., by filing its memorandum and articles with the British Columbia Registrar of Companies. The Company filed a name change on January 31, 1997 to San Telmo Resources Ltd. On July 11, 2001, the Company split its issued and authorized capital on the basis of two new for each old share.

The Company's principal business office address is 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 and its registered office address is 430 - 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. The Company has one subsidiary, San Telmo Energy Inc ("Energy") whose registered and records office is 3000, 700 - 9th Avenue S.W., Calgary, Alberta T2P 3V4 and whose head office is Suite 1500, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2.

The Company became a reporting issuer in British Columbia on November 6, 1997, upon receipt of its prospectus by the Superintendent of Brokers for British Columbia and its common shares became listed on the Vancouver Stock Exchange on December 8, 1997. Prior to 1988, the Issuer was a private company and did not actively carry on business.

The Company is presently listed on the TSX Venture Exchange (the "Exchange") (symbol STA) under the classification of a "Tier 2 - Mining Issuer".

Inter corporate Relationships

The Company has one subsidiary, San Telmo Energy Inc. ("Energy"), an Alberta corporation whose directors are Dale Brand, Peter McKenzie-Brown, Brian Bass and William E. Schmidt. Brian Bass is the President of Energy and Dale Brand is the Vice-President of Energy. Energy is wholly owned by the Company. It's registered and records office is 3000, 700 - 9th Avenue S.W., Calgary, Alberta T2P 3V4 and its head office is Suite 1500, 840 - 7th Avenue S.W., Calgary, Alberta T2P 3G2. The Company holds all the issued shares of Energy. Energy was incorporated on November 27, 1998. It changes its name to Cobra Quest Petroleum Inc. on April 7, 1999 and to San Telmo Energy Inc. on August 30, 2001.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a junior exploration and development company in the business of acquiring, exploring and developing oil and gas properties. During the past five years the Company has been actively engaged in acquiring and exploring mineral and oil and gas properties in Alberta, Argentina, British Columbia and Quebec.

The Company acquired Energy on August 30, 2001 by acquiring all of the issued shares of Cobra Quest in consideration for the issue of 1,939,983 shares of the Company at a deemed price of $0.50 per share. Subsequently, Cobra Quest Petroleum changed its name to San Telmo Energy Inc. Energy is involved in exploring and developing oil and gas properties in Alberta.

Significant Acquisitions and Significant Dispositions
San Telmo Energy Inc. (Formerly Cobra Quest Petroleum Inc.)

On August 30, 2001 the company acquired all of the issued shares of Cobra Quest Petroleum Inc in consideration for the issuance of 1,939,983 shares of the Company at a deemed price of $0.50 per share.

On August 30, 2001, Cobra Quest Petroleum Inc. changed its name to San Telmo Energy Inc.

The Bellshill Property
The Energy's main asset at the time Energy was acquired by the Company was the Bellshill Property located in southeastern Alberta. The Bellshill Properly consists of 19 producing Ellerslie oil wells (all in Range 41, West of the 4th Meridian) described in the table set out below.

Property Name/Location	Energy's Interests	Burdens
02/15-10-041-12W4/0	10.0001% WI	Crown+4.4715% GORR+1.4% of 1/150 (2.5-7.5) Oil, 0.105% GORR Gas
3 Loc LSD's 9&16-1-041-12W4/0	50% WI	12.5% FH
00/14-15-041-12W4/0	50% WI	25% FH+2.25% GORR
02/14-15-041-12W4/0	50% WI	25% FH+2.25% GORR
03/14-15-041-12W4/5	50% WI	25% FH+2.25% GORR
00/15-15-041-12W4/5	50% WI	12.5% FH+5% GORR+2.2% of 1/150 (5-15) Oil, 15% GORR GAS

Property Name/Location	Energy's Interests	Burdens
02/15-15-041-12S4/0	50% WI	12.5% FH+5% GORR+2.2% of 1/150.022 (5-15) Oil, 15% GORR GAS
04/15-14-041-12W4/0	23.3333% WI	12.5% FH
02/16/-15-041-12W4/0	50% WI	12.5% FH+5% GORR+ 1/150.022 5-15) Oil, 15% GORR Gas
05/16-15-041-12W4/0	23.3333% WI	12.5% FH
00/11-16-041-12W4/0	25% WI	Crown+0.36% GORR
02/11-16-041-12W4/0	25% WI	Crown+0.36% GORR
03/11-16-041-12W4/0	25% WI	Crown+0.36% GORR
00/12-16-041-12W4/0	25% WI	Crown+0.36% GORR
00/03-22-041-12W4/0	33.3333% WI	Crown+7.5% GORR
03/03-22-041-12W4/0	33.3333% WI	Crown+7.5% GORR
04/03-22-041-12W4/0	33.3333% WI	Crown+7.5% GORR
05/03-22-041-12W4/0	25.96% WI	Crown+7.5% GORR
06/03-22-041-12W4/0	25.96% WI	Crown+7.5% GORR
3 Loc LSD's 3&6-22-041-12W4/0	33.3333% WI	Crown+7.5% GORR
03/06-22-041-12W4/0	33.3333% WI	Crown+7.5% GORR
04/06-22-041-12W4/0	33.3333% WI	Crown+7.5% GORR

FH: Freehold
Crown: Alberta crown royalties
GORR:Gross overriding warrants
WI: Working interest

The Company was provided with an evaluation (prepared by Paddock Lindstrom & Associates Ltd. Of Calgary, Alberta, an independent qualified person) of reserves and future cash flow including Alberta Royalty Tax Credit as follows:

Reserves Category	Oil		Sales Gas		NGL		Present Value Cash Flow			
	Gross (Mstb)	Net (Mstb)	Gross (Mstb)	Net (Mstb)	Gross (Mstb)	Net (Mstb)	0% (M$)	10% (M$)	15% (M$)	20% (M$)
Proved Producing	74	62	0	0	0	0	911	734	673	624
Proved Non-Producing	0	0	0	0	0	0	0	0	0	0
Total Proved Developed	74	62	0	0	0	0	911	734	673	624
Proved Undeveloped	0	0	0	0	0	0	0	0	0	0
Total Proved	74	62	0	0	0	0	911	734	673	624
Probable Additional	160	138	0	0	0	0	2,402	1,452	1,169	959
Total Proved + Probable	234	200	0	0	0	0	3,313	2,186	1,842	1,583
50% Reduction for Risk	(80)	(69)	0	0	0	0	(1,201)	(726)	(584)	(479)
Proved + Probable Risked	154	131	0	0	0	0	2,112	1,460	1,258	1,104

During the period since August 30, 2001, this property did not provide any revenue as a result of a dispute with the operator of the property, Tiverton Petroleums Ltd. There was no drilling activity during that period.

On March 27, 2002, Energy sold its interest in the Bellshill Property to Tiverton Petroleums Ltd. in consideration for $625,000.

Trends

During the period since April 30, 2001, the Company's management has decided to proceed with the acquisition and development of oil and gas properties rather than carry out exploration on its mineral properties. It is the Company's intention to dispose of its mineral properties or arrange for properties to be financed by third parties.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

GENERAL

During the period since April 30, 2001, the Company's management has decided to proceed with the acquisition and development of oil and gas properties rather than carry out exploration on its mineral properties. It is the Company's intention to dispose of its mineral properties or arrange properties to be financed by third parties.

The Company's acquisition of Energy has been the major step in the development of an oil and gas asset program. Unfortunately, the Bellshill property did not produce the expected cash flow due to disputes with the Operator.

At the present time, the properties which are considered the material assets of the company would be the acquisition from Canscot Resources Ltd. Described below.

A. The Company's Mineral Properties as at April 30, 2001

(a) Notfa and Cherry Properties

Max Investments Ltd. staked the Notfa property on 22 June, 2000. The property is comprised of 16 units (400 hectares). Max Investments Ltd. also staked the Cherry property at the beginning of September, 2000 that consisted of 20 units (500 hectares). The properties were transferred to San Telmo later in September, 2000 for staking costs in the amount of $4,159.

Location and Access

The two properties are located approximately 15 km West of Kamloops, British Columbia in the Kamloops Mining Division. The Trans Canada Highway takes one to within two or three km of the properties. One then takes a good gravel road south to the legal claim post for the two properties which are contiguous to each other.

Tenure

The properties are registered to San Telmo Resources Ltd

Claim Name	Tenure Number	Expiry Date
Notfa	378221	June 22, 2002
Cherry	380403	June 22, 2002

Regional Geology

Nicola volcanics and Kamloops Group. Possible outcrops of diorite-monzonite might be related to nearby Sugarloaf and Cherry Creek Intrusives. The nearby Iron Mask batholith hosts the Afton copper porphyry deposit.

Property Geology

Andesites, Basalts, agglomerates, brecciated volcanics, and minor sedimentary rocks. Suggested to be part of the Upper Triassic Nicola Group.

History and Previous Work

Staked in 1971 as BILL, GAL, CROW, and SKELLY
In 1972, Granite Mtn Mines and Exeter Mines carried out a Mag Survey and IP Survey
In 1976, Mabee Minerals Inc. carried out a Geophysical Survey
In 1979, Dorado Resources carried out a VLF and Radiometrics survey
In 1979, Dorado Resources carried out a Diamond Drilling program
In 1980, Dorado Resources carried out a Diamond Drilling program
In 1981, Anita Resources carried out a Geology, geophysics and geochem program

Planned Work Program

There is no work planned at this time. The Company has not carried out any work on this property.

There are no known reserves of ore on the property. There are no known environmental liabilities on the property. No permits for work have been obtained.

(b) The Condor Property (Expediente No:414.085/CDI/00) (formerly El Condor property)

Christopher Dyakowski applied to the Province of Santa Cruz, Argentina mining office on behalf of San Telmo Resources Ltd for the exploration rights of the El Condor property on 1 December, 1998. The rights were granted on 27 May, 1999 to explore an area of 2522 hectares. On 7 May the property was reduced (as per the mining law) by 261 hectares and on 30 June the exploration rights expired.

In January of 1999 our geologist discovered a gold bearing epithermal vein on the property, therefore, as per the mining laws we were able to file a Manifestacion de Descubrimiento (MD) which literally translates into a Declaration of a Discovery. We applied for1500 hectares, located within the boundaries of the original El Condor property, under a new name known as Condor on 21 June, 2000. This MD was granted on 23 March, 2001.

Location and Access

The Condor Property is located approximately 145 km NE of the coastal town of Puerto San Julian in the Province of Santa Cruz, Argentina. Access to the property is via good paved road then approximately two hours on generally good condition gravel roads.

Regional Geology
The Santa Cruz epithermal precious-metals province, geologically defined by the vast Deseado Massif, is composed of a thick pile of Jurassic-age (150 million years) rhyolitic volcanics covering about 100,000 square kilometers. The Deseado Massif is a modest topographic and stratigraphic highland composed of one of the largest Jurassic continental volcanic outpourings preserved on earth.. Its major constituent is a laterally immense, late Jurassic rhyolitic ash flow known to contain Bonanza veins with economic quantities of gold.

Property Geology
The property is underlain by the Chon Aike formation that consists of rhyolitic pyroclastics. There is a partially exposed resistant weathering banded quartz vein within the Chon Aike formation that lies within a zone of NE trending silicification and argillic alteration expressed as a resistant-weathering, low, rolling ridge. This zone is approximately 800 meters long by 250 meters wide.

Property Mineralization
In one area of the banded quartz vein, three separate samples of a resistant weathering banded quartz vein system, only partially exposed, returned initial geochemical values of 3120, 24800 and 130000 ppb gold, respectively. The quartz outcrop displayed very little sulphide, gossan or leached boxwork after sulphides upon initial examination. Fire assay results from Acme Labs, Santiago Chile, screening for metallic gold and using a 500 gram sample weight, confirmed the geochemical values with values of 3.41, 22.79 and 131.93 g/t Au, respectively. Bondar Clegg performed the sample analysis on another portion of the sample rejects and returned gold values which corroborated those of Acme Labs.

History and Previous Work
No previous work has been done on the property

Planned Work Program
There is no work planned at this time.

There are no known reserves of ore on the property. There are no known environmental liabilities on the projects. No permits for work have been obtained.

B. Company's Properties that were Acquired Subsequent to 31 April, 2001

SAN TELMO ENERGY INC. (formerly Cobra Quest Petroleum Inc.)
Reference should be made to "Significant Acquisitions and Significant Dispositions" above.

In addition to the Bellshill Property described above, Energy has acquired certain other oil and gas interests.

(a) Canscott et al Timeu 6-5-64-4 W5M well, Province of Alberta
On December 12, 2001 San Telmo Energy Inc. entered into an agreement to participate with CanScot Resources Ltd. ("Canscot") in drilling the Canscot et al Timeu well located at Legal subdivision 6, Section 5, Township 64, Range 4, West of the Fifth Meridian (the "Well").

Canscot holds a 50% working interest in the lands contained in T64 R4 W5M and a 25% working interest in the lands contained in T63 R4 W5M (the "Lands") and Energy agreed to acquire 50% of Canscot's interest in consideration for Energy agreeing to reimburse CanScot for 50% of Canscot's share of all sunk costs associated with the Lands which amounts to $67,500 and Energy owns 50% of the Canscot's working interest in the Lands. The Land's shall be operated pursuant that certain Joint Operating Agreements.

Energy agreed to pay 25% of all costs incurred on the Well. The Well was drilled, but it proved to be unsuccessful.

There is no production from the Lands at the present time. No further drilling operations are contemplated at this time.

(b) Land Sales
The Company has participated in various land sales.

On January 9, 2002 Energy participated in a public offering of certain Petroleum and Natural Gas (P and NG) rights held by Alberta Energy.

The Company was awarded the P and NG rights to the following properties:

(i) 5 year Plains P and NG lease No. 0402010149

Aggregate Area
256 hectares

Description of Location and Leased Substances
5-01-050: 8

P and NG to the base of Viking Fm as designated in DRRZD 6
Interval: 2600.00 - 2680.00 feet
Key Well: 00/10 -10-042-14W4/0
Log type: Induction Electrical

(ii) 5 year Plains P and NG lease No. 0502010241

Aggregate Area
256 hectares

Description of Location and Leased Substances:
5-05-070: 13

P and NG to the base of the Mannville GRP as designated in DRRZD 4

Interval:	2557.00 - 2985.00 feet
Key Well:	00/06 -16-041-08W4/0
Log type:	Induction Electrical

On February 6, 2002 Energy participated in a further public offering of P and NG rights held by Alberta Energy.

The Company was awarded the P and NG rights to the following property:

5 year Plains P and NG lease No. 0402020108

Aggregate Area
256 hectares

Description of Location and Leased Substances
4-25-056: 11

P and NG to the base of the Mannville GRP as designated in DRRZD 4

Interval:	2557.00 - 2985.00 feet
Key Well:	00/06 -16-041-08W4/0
Log type:	Induction Electrical

There has been no drilling activity on the leases as yet. The Company is planning to fund exploration programs on these properties.

Quebec

The Company applied for a 100% interest in 50 mining units totaling 2,500 hectares in the Superior Archean Craton in Northern Quebec. The Quebec Ministry of Natural Resources has subsequently confirmed title to 44 mining units. The cost of acquiring the mining units was $4,400.

Location and Access

The property is located in the Superior Archean Craton in Northern Quebec. It is approximately 45km West of Ashton's Renard 1 and 2 diamondiferous kimberlitic discovery holes.

Tenure

The properties are registered to Christopher Dyakowski who holds them in trust for San Telmo Resources Ltd.

Tenure Number	Expiry Date
19295	2004-03-15
19298	2004-03-15

Geology

Kimberlites occur in the general area of deeply rooted crustal lineaments. Two types of crustal lineaments are interpreted for the region. The first type is a structural corridor (with numerous faults). The second type is a regional break (large linear features). This property occurs within the northwest trending TCZ (Temiscamie-Corvette) structural corridor which is host to the newly discovered and diamondiferous kimberlites of Ashton Mining.

History and Previous Work

No previous work has been done on the property.

There are no known reserves of ore on the property. There are no known environmental liabilities on the projects. No permits for work have been obtained.

ITEM 5: SELECTED FINANCIAL INFORMATION

The following table summarizes the financial information for the Company, for the last three completed fiscal years, for which information is available. This information is based upon and should be read in conjunction with the more detailed financial information provided in the Company's financial statements.

(i) Selected Financial Information

	Year Ended April 30, 2001	Year Ended April 30, 2000	Year Ended April 30, 1999
Revenue	$10,587	$Nil	$252
Net Loss	$(138,054)	$(122,693)	$(473,186)
Total assets	$226,483	$379,374	$184,022
Loss per share	$(0.03)	$(0.04)	$(0.17)
Cash dividends declared	$Nil	$Nil	$Nil
Long term debt	$Nil	$Nil	$Nil
Shareholder Equity	$219,835	$357,889	$180,582

Selected quarterly financial information for each of the last eight quarters, is listed below.

(ii) Quarterly Information

Quarter Ending	Total Revenue	Loss Per Share	Fully Diluted Loss Per Share
37286	$81,275	$0.018	$0.016
37194	$167,637	$0.018	$0.014
37102	$1,719	$0.008	$0.003
37010	$2,190	$0.008	$0.006
36921	$3,839	$0.002	$0.002
36829	$2,305	$0.003	$0.002
36737	$2,253	$0.003	$0.002
36645	$ Nil	$0.012	$0.011
36555	$ Nil	$0.003	$0.003
36463	$ Nil	$0.002	$0.002
36371	$ Nil	$0.003	$0.003
36279	$42	$0.009	$0.008

The Company has no dividend policy. No cash dividends have been declared at any time. There are no restrictions which would prevent the Company from paying dividends.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has completed private placements to provide capital to pay for exploration and development activities on its operations and for general working capital purposes. The Company plans to focus on oil and gas properties at present. It will continue to look for new oil and gas properties to add to its portfolio and will also pursue avenues to raise additional funds for exploration.

The Company intends to dispose of its mineral properties.

Oil and Gas Industry is Intensely Competitive. The Company's main focus is the acquisition, exploration and development of oil and gas properties. The oil and gas industry is intensely competitive and the company competes with other companies which have greater resources. Many such companies not only explore for and produce crude oil and natural gas, they also carry on refining operations and marketing of petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. In order to explore any claim or lease it is necessary to obtain a geophysical or drilling license and it may be necessary to post a bond with notices to several Canadian governmental agencies including the applicable Provincial environmental agency. In certain areas defined as sensitive areas, the environmental agency requires special work permits.

Marketability of Oil and Gas: The marketability of oil and gas which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the world price of oil, the supply and demand for gas, the deregulation of gas prices, the proximity to and capacity of oil and gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and gas and environmental protection. The effect of these factors cannot be accurately predicted.

Oil and Gas Exploration Generally Involves Degree of Risk: Oil and gas exploration generally involves a high degree of risk. From time to time, the Company participates in the drilling of exploratory wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. There is no assurance that commercial quantities of oil and gas will be discovered by the

Company. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, fire, explosion, blowouts, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of such liabilities may have a material, adverse effect to the Company's financial position.

Resource Exploration and Development is Generally a Speculative Business. Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company's not receiving an adequate return on invested capital

The Company's mineral properties include mineral claims which have not been surveyed, and therefore the precise location of the mineral claims may be in doubt.

ITEM 7: MARKET FOR SECURITIES

The Common Shares of the Company trade on the TSX Venture Exchange under the symbol "STA". On July 11, 2001, the Company's authorized and issued shares split on the basis of 2 new for each old share.

The following table sets out the market price range and trading volume of the Company's common shares on the TSX Venture Exchange, the Canadian Venture Exchange and the Vancouver Stock Exchange for each calendar year indicated.

		High $	**Low $**	**Volume**
1999	1st Quarter	0.75	0.4	491,500
	2nd Quarter	0.65	0.3	243,500
	3rd Quarter	0.6	0.3	149,000
	4th Quarter	0.5	0.3	223,200
2000	Part of 1st Quarter	0.35	0.32	33,000
	1st Quarter	0.75	0.31	770,200

		High $	Low $	Volume
	2nd Quarter	0.69	0.45	163,700
	3rd Quarter	0.55	0.35	75,500
	4th Quarter	0.48	0.31	152,000
2001	1st Quarter	0.35	0.3	39,000
	2nd Quarter	0.99	0.35	979,200
Split	3rd Quarter	0.90	0.33	833,600
	4th Quarter	0.37	0.21	1,048,300
2002	1st Quarter	0.32	0.17	141,500

ITEM 8: DIRECTORS AND OFFICERS

Name and Address	Past and Present Principal Occupation for last 5 years	Period of which the Director has been a Director of the Company	Number of Shares
Christopher I. Dyakowski Vancouver, B.C. DIRECTOR & PRESIDENT	Geologist	November 26, 1996 to present	22,000
William E. Schmidt Vancouver, B.C. DIRECTOR	Lawyer	October 7, 1996 to present	20,000
Sandra J. Morton Vancouver, B.C. SECRETARY	Executive Assistant	November 26, 1996 to present	0
George Stubos Vancouver, B.C. DIRECTOR	Financial Consultant	September 26, 2000 to present	369,675
Peter McKenzie-Brown Calgary, Alberta DIRECTOR	Oil and Gas Analyst	April 19, 2001 to present	0
Romaine E. Gilliland Carson City, Nevada DIRECTOR	Certified Public Accountant	April 19, 2001 to present	492,900

Name and Address	Past and Present Principal Occupation for last 5 years	Period of which the Director has been a Director of the Company	Number of Shares
Brian J. Bass Calgary, Alberta DIRECTOR	Certified Management Accountant	July 17, 2001 to present	200,000

The term of office of each Director will expire at the Company's Annual General Meeting.

The Directors and Senior Officers of the Company as a group beneficially own, directly or indirectly, 8.36% of the outstanding common shares of the Company.

The Company does not have an Executive Committee. The Company does have an Audit Committee. It's members, at present, are William E. Schmidt, Christopher I. Dyakowski and Romaine Gilliland.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of the AIF has been, a director or officer of any other Company that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has,

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of the AIF, become bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer, state the fact.

There are no known existing or potential conflicts of interest among the Issuer, and the promoters, directors, officers or persons, providing professional services to the Issuer, which could reasonably be expected to affect an investor's investment decision.

In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. The Company may consider participating in further programs. In such an event, the directors will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

ITEM 9: ADDITIONAL INFORMATION

The Company, upon request to the secretary of the Company, will provide to any person or Company,

(a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

  (i) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

  (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

  (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Information regarding voting securities and principal holders thereof, executive compensation, Interests of Insiders in Material Transactions, Indebtedness of Directors and Senior Officers are contained in the Company's Management Proxy and Information Circular dated September 12, 2001 prepared for the Annual and Special Meeting of Shareholders held on October 19, 2001. Additional financial information is contained in the Company's audited financial statements with comparative figures. Copies of the Management Proxy and Information Circular and the audited financial statements are available upon request from the Company of the at the registered office.

<u>**CERTIFICATE**</u>

Dated: June 4, 2002

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated herein in accordance with the requirements of this Annual Information Form or that is necessary to make a statement contained herein not misleading in light of the circumstances in which it is made.

SAN TELMO RESOURCES LTD.

"C. Dyakowski"

CHRISTOPHER I. DYAKOWSKI,
President

SAN TELMO RESOURCES LTD.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

July 30, 2002

Quebec Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
B.C. Securities Commission
Alberta Securities Commission
Canadian Venture Exchange

Dear Sirs:

Re: **San Telmo Resources Ltd.**

We advise the following with respect to the upcoming meeting of Shareholders for the subject Corporation.

1.	Meeting Type	Annual
2.	Security Description of Voting Issue	Common shares
3.	Cusip Number	79908
4.	Record Date	11 September 2002
5.	Meeting Date	18 October 2002

Yours truly,

SAN TELMO RESOURCES LTD.

Per: "C. Dyakowski"

CHRISTOPHER I. DYAKOWSKI, President

14 June, 2002

PRESS RELEASE

Company: San Telmo Resources
Trading Symbol: STA:TSX

The news release dated 14 December, 2001 in respect to the appointment of a new director and the granting of incentive stock options is withdrawn.

San Telmo Resources is a Canadian based junior resource company. Management is pursuing opportunities in the energy sector as well as the mineral sector.

On Behalf of the Board of Directors

C. Dyakowski

Christopher Dyakowski, P.Geo
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The Toronto Venture Exchange has neither approved nor disapproved the information contained herein.

14 June, 2002

PRESS RELEASE

Company: San Telmo Resources
Trading Symbol: STA:TSX

San Telmo Resources Ltd. is entering into a contract with Prominex Financial Services Ltd. for management consulting for $7,500 per month plus expenses commencing June 15th, 2002 for a period of one year.

San Telmo Resources is a Canadian based junior resource company. Management is pursuing opportunities in the energy sector as well as the mineral sector.

On Behalf of the Board of Directors

Chris Dyakowski

Christopher Dyakowski, P.Geo
President

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The Toronto Venture Exchange has neither approved nor disapproved the information contained herein.

San Telmo Resources Ltd - Change Name, Roll Back Shares

San Telmo Resources changes name; rollback

San Telmo Resources Ltd STA
Shares issued 12,207,983 Aug 8 2002 close $ 0.05
Wednesday August 14 2002 Change Name, Roll Back Shares
Also San Telmo Energy Ltd (STU) New Listing

Pursuant to a special resolution passed by shareholders July 9, 2002, the company has consolidated its capital on a 1:7 basis. The name of the company has also been changed from San Telmo Resources Ltd. to San Telmo Energy Ltd.

Effective at the opening on Aug. 15, 2002, the common shares of San Telmo Energy Ltd. will commence trading on the TSX Venture Exchange, and the common shares of San Telmo Resources Ltd. will be delisted. The company is classified as an oil and gas company.

Postconsolidation capitalization:	100 million shares with no par value of which 1,886,85 shares are issued and outstanding
Escrow:	176,035 escrow shares
Transfer agent:	Pacific Corporate Trust Company
Trading symbol:	STU (new)
Cusip number:	799549 10 0 (new)